UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM              TO

COMMISSION FILE NUMBER 1-12001

ALLEGHENY TECHNOLOGIES RETIREMENT SAVINGS PLAN

(Title of Plan)

ALLEGHENY TECHNOLOGIES INCORPORATED

(Name of Issuer of securities held pursuant to the Plan)

1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479

(Address of Plan and principal executive offices of Issuer)

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Allegheny Technologies Retirement Savings Plan

As of December 31, 2012 and 2011 and for the Year Ended December 31, 2012

With Report of Independent Registered Public Accounting Firm

Allegheny Technologies Retirement Savings Plan

Audited Financial Statements

and Supplemental Schedule

As of December 31, 2012 and 2011 and for the Year Ended December 31, 2012

Report of Independent Registered Public Accounting Firm

Allegheny Technologies Incorporated

Pittsburgh, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Allegheny Technologies Retirement Savings Plan as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Allegheny Technologies Retirement Savings Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania

June 27, 2013

Allegheny Technologies Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2012	2011
Investments at fair value:
Interest in Allegheny Technologies Incorporated Master Trust	$303,940,761	$—
Interest in registered investment companies	3,942,745	107,028,650
Interest in synthetic investment contracts	—	87,181,091
Interest in common collective trusts	—	69,494,572
Corporate common stocks	—	25,657,829
Interest in guaranteed investment contracts	—	10,757,096

Total investments at fair value	307,883,506	300,119,238

Notes receivable from participants	3,214,876	3,455,176
Contributions receivable	537,177	572,295

	3,752,053	4,027,471

Net assets available reflecting investments at fair value	311,635,559	304,146,709
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(4,225,509)	(3,941,772)

Net assets available for benefits	$307,410,050	$300,204,937

See accompanying notes.

Allegheny Technologies Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31,
2012
Contributions:
Employer	$9,067,870
Employee	8,391,320
Rollovers	269,226

Total contributions	17,728,416

Interest income on notes receivable from participants	155,315

Investment income:
Net investment income from Plan interest in Allegheny Technologies Incorporated Master Trust	13,145,595
Net gain from interest in registered investment companies	413,981
Other	494

Total investment income	13,560,070

31,443,801

Distributions to participants	(24,234,888)
Administrative expenses and other, net	(3,800)

(24,238,688)

Net increase in net assets available for benefits	7,205,113
Net assets available for benefits at beginning of year	300,204,937

Net assets available for benefits at end of year	$307,410,050

See accompanying notes.

Allegheny Technologies Retirement Savings Plan

Notes to Financial Statements

December 31, 2012

1. Description of the Plan

The Allegheny Technologies Retirement Savings Plan (the Plan) is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan’s sponsor is Allegheny Technologies Incorporated (ATI, the Plan Sponsor). The following brief description of the Plan is provided for general information purposes only. Participants should refer to the summary plan description for more complete information regarding eligibility, vesting, contributions, and withdrawals.

The purpose of the Plan is to provide retirement benefits to eligible employees through company contributions and to encourage employee thrift by permitting eligible employees to defer a portion of their compensation and contribute such deferrals to the Plan. The Plan allows employees to contribute a portion of eligible wages each pay period through payroll deductions subject to Internal Revenue Code limitations. Depending on participants’ years of service, qualifying employee contributions are matched by the respective employing companies, which are Allegheny Technologies Incorporated (ATI, the Plan Sponsor) and affiliates of ATI, up to 4% of participants’ salary. In addition, for non-bargaining unit employees, the respective employing companies contribute 6.5% of participants’ monthly pensionable earnings, as described in the Plan, and in addition contribute $43.34 per month per participant. The Plan allows participants to direct their contributions, and contributions made on their behalf, to any of the investment alternatives. Unless otherwise specified by the participant, contributions are made to the QDIA (Qualified Default Investment Alternative), The Vanguard Target Retirement Fund that most closely matches the participants 65th birthday date (e.g. Vanguard Target Retirement Income 2020 Fund).

Separate accounts are maintained by the Plan Sponsor for each participating employee. Trustee fees and asset management fees charged by the Plan’s trustee, Mercer Trust Company, for the administration of all funds are charged against net assets available for benefits of the respective fund. Certain other expenses of administering the Plan are paid by the Plan Sponsor. Participants may make “in-service” and hardship withdrawals as outlined in the plan document.

Active employees can borrow up to 50% of their vested account balances minus any outstanding loans. The loan amounts are further limited to a minimum of $1,000 and a maximum of $50,000, and an employee can obtain no more than three loans at one time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of the loan. General purpose loans are repaid over 6 to 60 months, and primary residence loans are repaid over periods up to 180 months. Payments are made by payroll deductions.

Allegheny Technologies Retirement Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies

Use of Estimates and Basis of Accounting

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes and supplemental schedules. Actual results could differ from those estimates. The financial statements are prepared under the accrual basis of accounting.

Investment Valuation

Certain assets of the Plan have been commingled in the Allegheny Technologies Incorporated Master Trust (the Master Trust) with the assets of various ATI sponsored defined contribution plans for investment and administrative purposes. The investment in the Master Trust represents the Plan’s interest in the net assets of the Master Trust, and is stated at fair value.

Master Trust assets as well as income/losses are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust.

Fully benefit-responsive investment contracts held by a defined contribution plan are reported at fair value in the Plan’s statement of net assets available for benefits with a corresponding adjustment to reflect these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Payment of Benefits

Benefits are recorded when paid.

Reclassifications

Certain prior year amounts in the statement of net assets available for benefits and the Fair Value Measurements footnote have been reclassified to conform to the current year presentation.

Participant Loans

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses

Allegheny Technologies Retirement Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

and are expensed when they are incurred. No allowance for credit losses were recorded as of December 31, 2012 or 2011. If a participant ceases to make a note repayment and the plan administrator deems the note to be a distribution, the note receivable balance is reduced and a benefit payment is recorded.

Recent Accounting Pronouncements

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. Under the amendments in this guidance, an entity is required to provide additional disclosures about the valuation processes and sensitivities of Level 3 assets and the categorization by level of the fair value hierarchy for items that are not measured at fair value in the statement of financial position, but for which the fair value is required to be disclosed. The amendments in this guidance also required information about transfers between Level 1 and Level 2. The Plan adopted this guidance on January 1, 2012, and it did not have a material effect on our financial statements.

3. Investments

Certain assets of the Plan along with the assets of various other ATI sponsored plans were transferred into the Allegheny Technologies Incorporated Master Trust (the Master Trust) as of January 1, 2012. The Plan’s interest in the net assets of the Master Trust was approximately 36% at December 31, 2012. The Plan also permits self-directed investments in registered investment companies that are maintained in accounts separate from the Master Trust.

The Plan’s approximate share of the various investment types held by the Master Trust at December 31, 2012 was as follows:

Registered investment companies	39%
Common collective trusts	30%
Synthetic investment contracts	44%
Corporate common stock	28%
Guaranteed investment contracts	44%

Allegheny Technologies Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The following table is a summary, at fair value, of the net assets of the Master Trust by investment type as of December 31, 2012:

Common collective trusts	$323,922,840
Registered investment companies	232,490,850
Synthetic investment contracts (a)	184,046,579
Corporate common stocks	66,692,496
Guaranteed investment contracts	39,622,255

Total investments held by the Master Trust	$846,775,020

(a)	This class includes approximately 4% government and government agency bonds, 3% corporate bonds, 4% residential mortgage-backed securities, 8% commercial mortgage-backed securities, 77% common collective trusts, and 4% asset-backed securities.

Investment income attributable to the Master Trust for the twelve months ended December 31, 2012 was as follows:

Net appreciation (depreciation) in fair value of investments:
Common collective trusts	$29,144,680
Synthetic investment contracts	3,946,844
Guaranteed investment contracts	636,187
Registered investment companies	29,645,679
Corporate common stocks	(31,073,635)

Net appreciation in fair value of investments	32,299,755

Expenses
Administrative expenses and other, net	(1,300,657)

Total investment gain	$30,999,098

The BNY Mellon Stable Value Fund (the Fund) investment alternative invests in guaranteed investment contracts (GICs), a pooled separate account, actively managed structured or synthetic investment contracts (SICs), and a common collective trust (CCT). The GICs are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs and these assets are owned by the Plan. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs are comprised of government agency bonds, corporate bonds, residential mortgage backed securities, asset-backed securities (ABOs), common collective trusts (CCT), and collateralized mortgage obligations (CMOs).

Allegheny Technologies Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

Interest crediting rates on the GICs in the Fund are determined at the time of purchase. Such interest rates are reviewed and may be reset on a quarterly basis. Interest crediting rates on the SICs are either: (1) set at the time of purchase for a fixed term and crediting rate, (2) set at the time of purchase for a fixed term and variable crediting rate, or (3) set at the time of purchase and reset monthly within a “constant duration.” A constant duration contract may specify a duration of 2.5 years, and the crediting rate is adjusted monthly based upon quarterly rebalancing of eligible 2.5 year duration investment instruments at the time of each resetting; in effect the contract never matures.

Average yields for all fully benefit-responsive investment contracts held by the Master Trust, for 2012, and by the Plan, for 2011, were as follows:

	Years Ended December 31
	2012	2011
Based on actual earnings	2.34%	2.54%
Based on interest rate credited to participants	2.11%	2.31%

Although it is management’s intention to hold the investment contracts in the Fund until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity. If the Plan were deemed to be in violation of ERISA or lose its tax exempt status, among other events, the issuers of the fully responsive investment contracts would have the ability to terminate the contracts and settle at an amount different from contract value.

Certain investments are subject to restrictions or limitations if the Plan Sponsor decided to entirely exit an investment. Investments in registered investment companies and the Fund may require at least 30 days prior notice to completely withdraw from the investments. The targeted date fund investments held in common collective trusts currently do not require the prior approval of the investment manager if the Plan Sponsor decides to entirely exit these investments, but prior trade date notification is necessary to effect timely securities settlement or delivery of an investment’s liquidation and transfer to another investment.

The following presents investments that represented 5% or more of the Plan’s net assets as of December 31, 2011:

Prudential Core Conservative Intermediate Bond Fund*	$30,592,904
Allegheny Technologies Incorporated common stock	25,657,829
American Funds Growth Fund of America	19,914,308
Alliance Bernstein Small Mid Cap Value Fund	15,680,910
Vanguard Institutional Index Fund	15,083,614

* Held within SICs

Allegheny Technologies Retirement Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements

In accordance with accounting standards, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The accounting standards establish a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

Determination of Fair Value

Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon models that primarily use, as inputs, market-based or independently sourced market parameters, including yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves. In addition to market information, models may also incorporate transaction details, such as maturity. Valuation adjustments, such as liquidity valuation adjustments, may be necessary when the Plan is unable to observe a recent market price for a financial instrument that trades in inactive (or less active) markets. Liquidity adjustments are not taken for positions classified within Level 1 (as defined below) of the fair value hierarchy.

The methods described below may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Valuation Hierarchy

The three levels of inputs to measure fair value are as follows:

Level 1 – Quoted prices in active markets for identical assets and liabilities.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Allegheny Technologies Retirement Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Valuation Methodologies

The valuation methodologies used for assets and liabilities measured at fair value, including their general classification based on the fair value hierarchy, include the following:

•

Cash and cash equivalents – Where the net asset value (NAV) is a quoted price in a market that is active, it is classified within Level 1 of the valuation hierarchy. In certain cases, NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, and these investments are classified within Level 2 of the valuation hierarchy.

•

Corporate common stocks – These investments are valued at the closing price reported on the major market on which the individual securities are traded. Common stock is classified within Level 1 of the valuation hierarchy.

•

Common collective trust funds – These investments are investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in a market that is not active and classified within Level 2 of the valuation hierarchy.

•

Registered investment companies – These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Where the NAV is a quoted price in a market that is active, it is classified within Level 1 of the valuation hierarchy. In certain cases, NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, and these investments are classified within Level 2 of the valuation hierarchy.

•

Corporate debt instruments, U.S. government and federal agency obligations, U.S. government-sponsored entity obligations, ABOs, CMOs and other – Where quoted prices are available in an active market, the investments are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. When quoted market prices for the specific security are not available in an active market, they are classified within Level 2 of the valuation hierarchy.

Allegheny Technologies Retirement Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

•

Synthetic investment contracts – Fair value is based on the underlying investments. The underlying investments include government agency bonds, corporate bonds, CCTs, ABOs and CMOs. Because inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, synthetic investment contracts are classified within Level 2 of the valuation hierarchy.

•

Guaranteed investment contracts – Guaranteed investment contracts are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment. Fair values for traditional GICs are calculated using the present value of the contract’s future cash flow values discounted by comparable duration market rates. GICs are classified within Level 2 of the valuation hierarchy.

The following table presents the financial instruments of the Master Trust at fair value by caption on the statements of net assets available for benefits and by category of the valuation hierarchy (as described above) as of December 31, 2012. The Master Trust had no assets classified within Level 3 of the valuation hierarchy. There were no reclassifications of assets between levels of the fair value hierarchy for the period presented.

Master Trust assets measured at fair value on a recurring basis:

December 31, 2012	Level 1	Level 2	Total
Interest in common collective trusts (a)	$—	$323,922,840	$323,922,840
Interest in registered investment companies (b)	232,490,850	—	232,490,850
Interest in synthetic investment contracts (c)	—	184,046,579	184,046,579
Corporate common stock (d)	66,692,496	—	66,692,496
Interest in guaranteed investment contracts	—	39,622,255	39,622,255

	$299,183,346	$547,591,674	$846,775,020

a)	This class includes approximately 9% fixed income funds, 13% equity funds and 78% target dated funds. The target dated funds employ a strategy designed to become more conservative over time as the participant approaches the age of retirement.
b)	This class includes approximately 46% U.S. equity funds, 13% non-U.S. equity funds, and 41% fixed income fund.
c)	This class includes approximately 4% government and government agency bonds, 3% corporate bonds, 4% residential mortgage-backed securities, 8% commercial mortgage-backed securities, 77% common collective trusts, and 4% asset-backed securities. The CCTs within this asset class employ a strategy designed to satisfy investors seeking current income and capital appreciation.
d)	Comprised of ATI common stock.

Allegheny Technologies Retirement Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

In addition to the Plan’s investments in the Master Trust the Plan holds $3,942,745 in self-directed accounts as of December 31, 2012. These self-directed accounts are invested in registered investment companies and are categorized as Level 1 assets.

The following table presents the Plan’s financial instruments carried at fair value by caption on the statements of net assets available for benefits and by category of the valuation hierarchy (as described above) as of December 31, 2011. The Plan had no assets classified within Level 3 of the valuation hierarchy. There were no reclassifications of assets between levels of the valuation hierarchy for the period presented.

Plan assets measured at fair value on a recurring basis:

December 31, 2011	Level 1	Level 2	Total
Interest in registered investment companies (a)	$107,028,650	$—	$107,028,650
Interest in synthetic investment contracts (b)	—	87,181,091	87,181,091
Interest in common collective trusts (c)	—	69,494,572	69,494,572
Corporate common stock (d)	25,657,829	—	25,657,829
Interest in guaranteed investment contracts	—	10,757,096	10,757,096

Total assets at fair value	$132,686,479	$167,432,759	$300,119,238

a)	This class includes approximately 51% U.S. equity funds, 11% non-U.S. equity funds, 19% balanced funds, and 19% fixed income funds.
b)	This class includes approximately 14% government and government agency bonds, 1% corporate bonds, 4% residential mortgage-backed securities, 8% commercial mortgage-backed securities, 71% common collective trusts, and 2% asset backed securities. The CCTs within the asset class employ a strategy designed to satisfy investors seeking current income and capital appreciation.
c)	This class includes approximately 20% fixed income funds and 80% target dated funds. The target dated funds employ a strategy designed to become more conservative over time as the participant approaches the age of retirement.
d)	Comprised of ATI common stock.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated September 16, 2011 for amendments executed through December 15, 2009, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended on December 21, 2010, March 9, 2011, and May 1, 2012. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

Allegheny Technologies Retirement Savings Plan

Notes to Financial Statements (continued)

5. Income Tax Status

The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The earliest tax year open to U.S. Federal examination is 2009.

6. Plan Termination

Although it has not expressed any intent to do so, the employing companies have the right under the Plan to discontinue their contributions at any time and to terminate their respective participation in the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risk such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Allegheny Technologies Retirement Savings Plan

EIN: 25-1792394        Plan: 004

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2012

Description	Current Value
Participant loans* (4.25% to 9.75%, with maturities through 2027)	$3,214,876
Registered investment companies

Self-directed Account:
Vanguard Long Term Fund	$22,048
T. Rowe Price Science & Technology Cap Stk	13,842
Pimco Funds Commodity/Real Estate Strat Instl	11,043
Vanguard Energy Portfolio	83,532
Dreyfus Funds Basic S&P 500 Index	6,937
FPA Crescent Portfolio	26,126
Dreyfus Funds Technology Growth Fund	34,394
Invesco Tech Fd	3,431
Janus Sh Ben Int	42,509
Touchstone Strat Tr International Small Cap	65
Pimco Total Return	97,647
T.Rowe Price Small Cap Stock Fund	2,139
Fidelity Fds Intl Discovery	87,138
Janus Global Technology Fd	73
American Funds Growth Fund	10,441
Oakmark Fds Equity & Income Fd	21,982
Vanguard Gold & Prec Metals	43,534
Profunds Ultrachina Profund	33,269
Fidelity Funds Tech Portfolio	26,836
Janus Research Fund	39
Dodge & Cox Funds Intl Stock Fd	15,885
Profunds Precious Metal Ultrasector	2,663
Fidelity Funds Software & Computer	25,264
Janus Growth & Income	36,998
Harbor Fd Bd Fd	32,672
Janus Growth & Income	44,173
Dreyfus Intermediate Term Income	11,362
Marsico Invt Fd Growth & Income Fund	53,758
Janus Research Fund	46,075
Primecap Odyssey Fds Aggr Gr Fd	6,716
Pimco Fds All Asset All Authority	36,649
Janus Global Research	33,857
Lazards Fds Emerg Mkt Open	48,305
T. Rowe Price Small-Cap Val F Cap Stk	2,270
RS Funds Large Cap Alpha	34,164
Fidelity Fds Canada	49,285
Janus Global Select	70,125
Jensen Quality Growth	61,287
MFS Mid Cap Growth	17,867
Janus Perkins Mid Cp Vl Inv	35,670

Allegheny Technologies Retirement Savings Plan

EIN: 25-1792394         Plan: 004

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

Description	Current Value
Profunds Financials Ultrasector	8,838
Fidelity Funds Biotech Portfolio	9,255
Vanguard Div Gr Fd	26,190
Federated Kaufmann Fd	3,871
Vanguard Mid Cap Stk Port	6,602
T. Rowe Price Real Estate Fund	7,674
Vanguard Energy Portfolio	59,840
Franklin Templeton Investments Mutual Global Discovery Fund	31,357
Janus Enterprise Fd	26,875
Janus Contrarian Fund	61,767
Janus Global Select	45,335
Harbor Fd International	36,010
Pimco Real Return Fd	33,361
Janus Global Research	8,651
Lord Abbett Mid Cap Stock	8,120
T. Rowe Price New Asia Fd	17,535
CGM TR Realty Fd	11,301
Fidelity Funds Computer Portfolio	22,422
Loomis Sayles Fds I Bond Fund Retail	13,780
Janus Global Technology	33,416
Fidelity Funds Software & Computer	30,009
RS Invt Tr Small Cap Growth	10,844
Aberdeen Fund Asia Bond Fund	24,832
T. Towe Price Real Estate Fund	9,062
Vanguard Funds Primecap Cor Fund	18,749
DWS High Income Plus	14,626
Royce Special Equity Fd	22,081
Vanguard Fd Inc Stra Equity Fd	20,250
Loomis Sayles Fds I Bond Fund Retail	25,801
Fidelity Funds Tech Portfolio	22,187
T. Rowe Price Latin Amer Fd	2,639
T. Rowe Price New Horizons Fd	8,937
Invesco Global Health Care Fd	12,164
Fidelity Funds Software & Computer	49,590
Fidelity Fds Nordic Fd	40,842
Janus Global Select	37,242
Vanguard Selected Value	85,406
Fidelity Fds Low Price Stk	65,046
Dreyfus Funds Technology Growth	24,829
Pimco Funds All Asset Fd	37,850
Janus Growth & Income	21,679
Janus Global Life Sciences Fd	15,009
Janus Perkins Global Value	28,953
Fidelity Tr Growth Co Fd	28,999
Vanguard Long Term US Treasury Port	122,885

Allegheny Technologies Retirement Savings Plan

EIN: 25-1792394         Plan: 004

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

Description	Current Value
Dreyfus Funds Disciplined Stock Fd	9,718
Fidelity Secs Fd Leveraged Company Fd	94,534
Vanguard Emerging Mktr Pt	21,507
Pimco Fds All Asset All Authority	109,425
Janus Enterprise Fd	26,912
Janus Globakl Research	19,423
Pimco Total Ret Fd Intl	16,141
Janus Enterprise Fd	45,256
Dodge & Cox Funds Income Fund	14,758
Vanguard Windsor Fd	40,101
Rydex Ser Tr Inverse S&P 500 2X Strat	22,151
Wells Fargo Precious Metals	8,974
Permanent Portfolio Fund	13,115
Sequoia Fd	108,648
Fidelity Funds Medical Equip & Sys Port	27,974
Fidelity Funds Electronic	18,146
Fidelity Funds Select Gold	69
Wells Fargo Advt Fds Growth	33,855
TCW Funds Emerg Mkt Inc Fd	13,256
TD America Money Market Portfolio	814,001

Total Self-directed	$3,942,745

*Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGHENY TECHNOLOGIES INCORPORATED

ALLEGHENY TECHNOLOGIES RETIREMENT SAVINGS PLAN

Date: June 27, 2013	By:	/s/ Karl D. Schwartz
Karl D. Schwartz
Controller and Chief Accounting Officer
(Principal Accounting Officer and Duly Authorized Officer)